UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Seneca Foods Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class A Common Stock, par value $0.25 per share
(Title of Class of Securities)
817070501
(CUSIP Number of Class of Securities)
Timothy J. Benjamin
Chief Financial Officer
Seneca Foods Corporation
3736 South Main Street
Marion, NY 14505
(315) 926-8100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
with a copy to:
Michael C. Donlon, Esq.
Bond, Schoeneck & King, PLLC
200 Delaware Avenue, Suite 800
Buffalo, NY 14202
(716) 416-7000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee(1)
$75,000,000	$8,182.50

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Seneca Foods Corporation, a New York corporation (“Seneca” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase up to $75 million in value of shares of its Class A common stock, par value $0.25 per share (the “Class A Shares”), at a price not greater than $46.00 nor less than $40.00 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(ii) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
ITEM 1.   Summary Term Sheet.
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.
ITEM 2.   Subject Company Information.
(a) Name and Address:   The name of the issuer is Seneca Foods Corporation, a New York Corporation. The address of the Company’s principal executive offices is 3736 South Main Street, Marion, New York 14505. The Company’s telephone number is (315) 926-8100. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities:   The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
(c) Trading Market and Price:   The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Class A Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   Identity and Background of Filing Person.
(a) Name and Address:   The name of the filing person is Seneca Foods Corporation, a New York corporation. The address of its principal executive office is 3736 South Main Street, Marion, New York 14505 and its telephone number is (315) 926-8100. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   Terms of the Transaction.
(a) Material Terms:   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Class A Shares; Odd Lots; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Class A Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Class A Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Class A Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
(b) Purchases:   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) Agreements Involving the Subject Company’s Securities:   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(b) Use of the Securities Acquired:   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(c) Plans:   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   Source and Amount of Funds or Other Consideration.
(a) Source of Funds:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) Conditions:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.   Interest in Securities of the Subject Company.
(a) Securities Ownership:   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions:   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations:   The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   Financial Statements.
(a) Financial Information:   Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.
(b) Pro Forma Financial Information:   Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.
ITEM 11.   Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(b) Other Material Information:   The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.
ITEM 12.   Exhibits.
(a)(1)(i)*	Offer to Purchase, dated February 8, 2021.
(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Annual Report on Form 10-K of Seneca Foods Corporation for the fiscal year ended March 31, 2020 filed on July 2, 2020 (incorporated by reference to such filing).
(a)(5)(ii)	Seneca Foods Corporation’s Definitive Proxy Statement on Schedule 14A filed on July 6, 2020, but only to the extent that such information was incorporated by reference into the 2020 Annual Report (incorporated by reference to such filing).
(a)(5)(iii)	Quarterly Report on Form 10-Q of Seneca Foods Corporation for the fiscal quarter ended June 27, 2020 filed on August 5, 2020 (incorporated by reference to such filing).
(a)(5)(iv)	Quarterly Report on Form 10-Q of Seneca Foods Corporation for the fiscal quarter ended September 26, 2020 filed on November 4, 2020 (incorporated by reference to such filing).
(a)(5)(v)	Quarterly Report on Form 10-Q of Seneca Foods Corporation for the fiscal quarter ended December 26, 2020 filed on February 3, 2021 (incorporated by reference to such filing).
(a)(5)(vi)	Current Report on Form 8-K of Seneca Foods Corporation filed on June 1, 2020 (incorporated by reference to such filing).
(a)(5)(vii)	Current Report on Form 8-K of Seneca Foods Corporation filed on June 12, 2020 (incorporated by reference to such filing).
(a)(5)(viii)	Current Report on Form 8-K of Seneca Foods Corporation filed on August 18, 2020 (incorporated by reference to such filing).
(a)(5)(ix)	Current Report on Form 8-K of Seneca Foods Corporation filed on September 1, 2020 (incorporated by reference to such filing).
(a)(5)(x)	Current Report on Form 8-K of Seneca Foods Corporation filed on September 15, 2020 (incorporated by reference to such filing).
(a)(5)(xi)	Current Report on Form 8-K of Seneca Foods Corporation filed on October 28, 2020 (incorporated by reference to such filing).
(a)(5)(xii)	Current Report on Form 8-K of Seneca Foods Corporation filed on November 4, 2020 (incorporated by reference to such filing).
(a)(5)(xiii)	Current Report on Form 8-K of Seneca Foods Corporation filed on February 3, 2021 (incorporated by reference to such filing).
(a)(5)(xiv)	Current Report on Form 8-K of Seneca Foods Corporation filed on February 8, 2021 (incorporated by reference to such filing).

(a)(5)(xv)	Press Release issued by the Company on February 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 8, 2021).
(a)(5)(xvi)*	Summary Advertisement, dated February 8, 2021.
(b)	Third Amended and Restated Loan and Security Agreement dated as of July 5, 2016 by and among Seneca Foods Corporation, Seneca Foods, LLC, Seneca Snack Company, Green Valley Foods, LLC and certain other subsidiaries of Seneca Foods Corporation, the financial institutions party thereto as lenders, Bank of America, N.A., as agent, issuing bank, syndication agent, and lead arranger (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 5, 2016).
(d)(i)	2007 Equity Incentive Plan effective August 3, 2007 as extended on July 28, 2017 (incorporated by reference to Appendix A to the Company’s Proxy Statement dated June 28, 2007).

*
Filed herewith.

ITEM 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2021	SENECA FOODS CORPORATION
By: /s/ Timothy J. Benjamin
Name: Timothy J. Benjamin
Title: Chief Financial Officer